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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2004

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                              SK TELECOM CO., LTD.




                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F [x]       Form 40-F -


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes -       No [x]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-           .)

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SK Telecom is furnishing under cover of Form 6-K:

Exhibit 99.1   An English summary of the filings made by SK Telecom Co., Ltd.
               with the Financial Supervisory Service of Korea on May 21, 2004

Exhibit 99.2   Press Release dated as of May 24, 2004 of SK Telecom Co., Ltd.
               regarding equity investment in Hanaro Telecom

Exhibit 99.3   Press Release dated as of May 24, 2004 of SK Telecom Co., Ltd.
               regarding disposal of 2% treasury shares through CB issuance

Information contained in the exhibits attached to this report on Form 6-K contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may be based on the Registrant's current expectations, assumptions, estimates and projections about the company and its industry. Forward-looking statements are not historical facts and include among other items: the timing of SK Telecom's plan to acquire common stock of Hanaro Telecom; management's expectation that such acquisition will produce synergies and increase convergence between wireless and fixed-line services; management's expectations with respect to SK China Co., Ltd.'s acquisition of Shanghai Viatech Networks Consulting Co. Ltd.; the anticipated use of proceeds from SK Telecom's offering of zero coupon convertible notes and management's expectation with respect to the share buyback and cancellation program or cash dividend payment. Forward-looking statements are subject to various risks and uncertainties, including, among other things, risks associated with changes in market conditions, regulatory requirements or other factors. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

The information contained in this current report on Form 6-K and the exhibit attached hereto relating to the convertible notes of the Registrant do not constitute an offer for sale of the Securities of SK Telecom in the United States. The convertible notes may not be sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. SK Telecom does not intend to register any portion of such offering in the United States or to conduct a public offering of the convertible notes in the United States.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     SK TELECOM CO., LTD.


                                                     By: /s/ Sung Hae Cho
                                                     ---------------------------
                                                     Name: Sung Hae Cho
                                                     Title: Vice President


Date: May 27, 2004